Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Capstone Church Bond Fund and to the use of our report dated October 20, 2006 on the financial statements and financial highlights included in the September 30, 2006 Annual Report to the Shareholders of the above referenced fund. Such financial statements are incorporated by reference in part B of the Fund's Statement of Additional Information.

We further consent to the references to our firm under the headings “Financial Highlights" and "Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/S/ BRIGGS, BUNTING & DOUGHERTY, LLP

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania

January 26, 2007